FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person * Williams, Clayton W. (Last) (First) (Middle) 6 Desta Drive, Suite 3000 (Street) Midland, TX 79705 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Clayton Williams Energy, Inc. — CWEI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) September 4 2002 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

☒   Director   ☒ 10% Owner
☒  Officer     ☐ Other

Officer/Other
Description           Chairman of Board, President, Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

☒ Form filed by One Reporting Person
☐ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr.3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.10 par value	9-4-02		A		1,966 Note 1	A	$9.85	1,007,221 Note 2	D
Common Stock, $.10 par value								3,981,436	I	Note 3

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable (DE) and Expiration Date (ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr.3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deri-vative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	(DE)	(ED)	Title	Amount or Number of Shares

Explanation of responses:

Note 1 - These shares were issued pursuant to the Executive Incentive Stock Compensation Plan in lieu of salary.

Note 2 - Amount presented includes a) the right to acquire 559,250 shares through the exercise of stock options and b) 14,501 shares held in the Company's 401(k) Plan and Trust, of which 1,206 shares were acquired from January 1, 2002 through August 28, 2002.

Note 3 -Indirect ownership held as follows: by Clayton Williams Partnership, Ltd. – 3,686,325; by CWPLCO, Inc. –194,784; by wife, Modesta Williams (separate property) – 11,044; by a trust of which Mrs. Williams is trustee – 588; by son, Clay Wade Williams – 9,356; by son, Jeff Williams – 10,357; by daughter, Chicora Modesta Williams – 9,834; as Trustee of Trusts for Clay Wade Williams, Jeff Williams and Chicora Modesta Williams – 49,179; by a trust in which Mr. Williams is beneficiary and Mrs. Williams is trustee – 5,749; by wife, Modesta Williams as custodian for grandchildren under UGTMA – 4,220.

/s/ L. Paul Latham	9-5-02
** Signature of Reporting Person as attorney-in fact for Clayton W. Williams	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Attachment to Form 4

dated September 4, 2002

Statement of Confirmation

By Power of Attorney dated August 29, 2002, I authorize L. Paul Latham, Mel G. Riggs and Michael L. Pollard, signing singly, to execute on my behalf Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder.

The Power of Attorney shall remain in effect until I am no longer required to file Forms 3, 4, and 5, unless earlier revoked by me in writing.

/s/ CLAYTON W. WILLIAMS
Clayton W. Williams